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                       PENTOXIFYLLINE AGREEMENT AMENDMENT


         This Agreement Amendment (this "Agreement") is entered into as of August 9, 1999 by and between Copley Pharmaceutical, Inc., a Delaware corporation (the "Company"), and Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI").

                                   WITNESSETH

         WHEREAS, the Company and HMRI entered into an agreement dated January 1, 1997 (the "Pentoxifylline Agreement") whereby HMRI would supply pentoxifylline to the Company for resale for an agreed profit split; and

         WHEREAS, the Company, concurrently with the execution of this Agreement, is entering into an Agreement and Plan of Merger (the "Merger Agreement") with Teva Pharmaceuticals USA, Inc. ("Parent") and Caribou Merger Corporation ("Merger Sub"); and

         WHEREAS, Parent and Merger Sub, concurrently with the execution of this Agreement, are entering into a Stockholder Agreement (the "Stockholder Agreement") with Hoechst Corporation.

         NOW, THEREFORE, in consideration of the premises and the covenants and obligations set forth herein, and as a condition and inducement to Parent's willingness to enter into the Merger Agreement, the parties hereto agree as follows:

         1. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Pentoxifylline Agreement.

         2. Until the Offer Closing Date (as defined in the Merger Agreement), the Company shall conduct its business with respect to the Products in the ordinary course of business, including, without limitation, regarding the Company's marketing and pricing decisions and forecasts of its Product requirements as required by the Pentoxifylline Agreement. For avoidance of doubt, nothing herein shall prevent the Company from increasing or decreasing such forecasted requirements to the extent permitted by the Pentoxifylline Agreement.

         3. With respect to any determination of Copley Net Profit Margin made on or after the Offer Closing Date, (i) HMRI shall continue to receive 80% of such Copley Net Profit Margin, assuming such Copley Net Profit Margin is a positive amount, but in no event shall HMRI be charged with, or otherwise required to bear, any losses
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                  if such Copley Net Profit Margin is a negative amount and (ii)
                  no such determination shall give effect to any shelf stock adjustments made after the Offer Closing Date. With respect to any determination of Copley Net Profit Margin prior to the Offer Closing Date, the profit and loss sharing provisions contained in Section 1.7 of the Pentoxifylline Agreement shall continue to apply.

         4. Every obligation of the Company to purchase Products shall terminate at the Offer Closing Date, except that

                  (a) the Company shall be obligated to continue to purchase the Products, at the price set forth in the Pentoxifylline Agreement, in a quantity equal to 100% of the quantity set forth in its last forecast delivered before the Offer Closing Date, for the three calendar months following the month in which the Offer Closing Date occurs; and

                  (b) the Company shall be obligated to continue to purchase the Products, at the price set forth in the Pentoxifylline Agreement, in a quantity equal to 50% of the quantities set forth in the forecast referenced above for the fourth, fifth and sixth calendar months following the month in which the Offer Closing Date occurs.

         5. From and after the Offer Closing Date, HMRI shall not be obligated to sell Products to the Company except for the Products the Company is required to purchase pursuant to
                  Section 4 above.

         6. From and after the Offer Closing Date, HMRI shall be permitted to agree to sell Products to any other party to the extent such sales would occur after HMRI is relieved of its obligation to sell Products only to the Company. From and after the earlier of (i) the beginning of the fourth calendar month referred to in
                  Section 4(b) hereof and (ii) the beginning of the first calendar month in which the Company's forecasted requirement of Products is 50% or less of such forecasted requirement for July 1999, HMRI shall be relieved of its obligation to sell Products only to the Company and may sell Products to any other party, at its discretion.

         7. If Merger Sub shall not have purchased all Shares (as defined in the Merger Agreement) tendered pursuant to the Offer (as defined in the Merger Agreement), then this Agreement shall terminate and be of no further force or effect, and shall be null and void in all
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                  respects, upon the occurrence of a Termination Event (as such term is defined (excluding clause (i) of such definition) in the Stockholder Agreement).

         8. The Pentoxifylline Agreement shall terminate automatically at the end of the sixth calendar month following the month in which the Offer Closing Date occurs, without regard to Section 11.2 thereof; provided that following such termination the parties shall continue to have their respective rights and obligations thereunder to the extent relating to Products purchased by the Company prior to such termination, including HMRI's right to receive 80% of Copley Net Profit Margin on such Products; and provided, further, that provisions in the Pentoxifylline Agreement expressly intended to survive termination shall survive as set forth therein.

         9. This Agreement shall be governed by the Laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

         10. The provisions of this Agreement shall inure to the benefit of, and be binding upon, the Company, Parent and HMRI, and their respective successors and assigns.

         11. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

         12. Except as amended and modified hereby, the terms and provisions of the Pentoxifylline Agreement shall continue to be in full force and effect.


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IN WITNESS WHEREOF, the parties hereto have executed this Agreement.


                                            COPLEY PHARMACEUTICAL, INC.


                                            By:  /s/ Daniel L. Korpolinski
                                                 -------------------------------
                                                 Title: President & CEO

                                                 Date:  August 9, 1999


                                            HOECHST MARION ROUSSEL, INC.


                                            By: /s/ Martin Zeiger
                                                --------------------------------
                                                 Title: Vice President

                                                 Date:  August 9, 1999